Exhibit 99.3

SAI.TECH GLOBAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: SAI; SAITW)

FORM OF PROXY CARD FOR ANNUAL GENERAL MEETING
to Be Held on September 6, 2023

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy card (the “Form of Proxy Card”) is furnished in connection with the solicitation by the Board of Directors of SAI.TECH Global Corporation, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares and Class B ordinary shares of the Company, par value $0.0001 per share (collectively, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM” or “Annual General Meeting”) to be held virtually at www.virtualshareholdermeeting.com/SAI2023 on September 6, 2023 at 9:00 a.m. Eastern Standard Time, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on July 27, 2023 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. As of the close of business on the Record Date, we expect that 14,113,299 Class A ordinary shares and 9,630,634 Class B ordinary shares will be issued and outstanding.

The holders of a majority of the Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of the Class B Shares shall be required in any event.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy Card. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he has indicated he will vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by returning the marked, signed and dated proxy card (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope provided, or returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or (ii) by voting via internet during the AGM or before the AGM using the control number and instructions provided on the proxy card up until 11:59 p.m. Eastern Time on September 5, 2023 (the “Cut-off”), or (iii) by voting via phone before the Cut-off following instructions provided on the proxy card.

To be valid, this Form of Proxy Card must be completed, signed and returned (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope we have provided or returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received before the Cut-off for holding the AGM, or to follow the internet and phone voting instructions as instructed elsewhere in this proxy card.

SAI.TECH GLOBAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: SAI; SAITW)

FORM OF PROXY CARD FOR ANNUAL GENERAL MEETING
to Be Held on September 6, 2023
(or any adjourned or postponed meeting thereof)

I/We ______________________________________[insert name] of _____________________________[insert address] being the registered holder of_____________________ Class____________ ordinary shares1, par value $0.0001 per share, of SAI.TECH Global Corporation (the “Company”) hereby appoint the Chairman of the Annual General Meeting (the “Chairman”)2 or_____________________ of____________________________ as my/our proxy to attend and to vote for me/us and on my/our behalf at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held on September 6, 2023 at 9:00 a.m. (Eastern Standard Time) virtually at www.virtualshareholdermeeting.com/SAI2023, and in the event of a poll, to vote for me/us and on my/out behalf on the resolutions in respect of the matters specified in the Notice of AGM as indicated below, or if no such indication is given, in his or her discretion3.

RESOLUTION:	To elect the following nominee to the Company’s Board of Directors as Class I Director to hold office until the 2026 annual general meeting of shareholders, or until their earlier death, resignation or removal:
01 – Li Risheng

	☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION:	To ratify the election of the following two nominees to the Company’s Board of Directors as Class II Directors, each to hold office until the 2024 annual general meeting or until their earlier death, resignation or removal:
01 – Chen Yusen
02 – Shi Yao

	☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION:	To ratify the election of the following two nominees to the Company’s Board of Directors as Class III Directors, each to hold office until the 2025 annual general meeting or until their earlier death, resignation or removal:
01 – Ge Hao
02 – Zhu Jinlong

	☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION:	That as an ordinary resolution, the appointment of Audit Alliance LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022 and for the fiscal year ended December 31, 2023 be, and hereby are, approved, confirmed and ratified.

	☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION:	To approve the Company’s 2023 Equity Incentive Plan

	☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated	, 2023	Signature(s)[4]

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy Card will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Annual General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy Card. Where the Chairman acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolutions referred to in the AGM Notice which has been properly put to the AGM.

This Form of Proxy Card is for use by shareholders only and must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

Whether or not you propose to attend the relevant meeting(s), you are strongly advised to complete and return this Form of Proxy Card in accordance with these instructions. To be valid, this proxy card must be completed, signed and returned (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope we have provided or returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received before the Cut-off for holding the AGM, or to follow the internet and phone voting instructions as instructed elsewhere in this proxy card. Returning this completed form of proxy card will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

3